UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25                   SEC FILE NUMBER
                                                                    0-16132
                         NOTIFICATION OF LATE FILING              CUSIP NUMBER
                                                                   15102010-4

(CHECK ONE):  |X|  Form 10-K     |_|  Form 20-F    |_|  Form 11-K
              |_|  Form 10-Q     |_| Form N-SAR    |_| Form N-CSR

For Period Ended:   December 31, 2004
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________________________

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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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                         PART I - REGISTRANT INFORMATION


Celgene Corporation
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Full name of registrant


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Former name if applicable


86 Morris Avenue
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Address of principal executive office (STREET AND NUMBER)


Summit, New Jersey 07901
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City, state and zip code


                        PART II - RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |X|     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X|     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
                      Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         |_|     (c)  The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As previously announced by Celgene Corporation (the "Company") in its press release dated January 27, 2005, which has been filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on January 27, 2005, the Company has been reviewing its accounting treatment for certain warrants to purchase common stock received by the Company from EntreMed, Inc. ("EntreMed") in connection with several agreements entered into with EntreMed on December 31, 2002 relating to, among other things, the termination of patent litigation between the two companies. Based on the Company's analysis at that time--an analysis as to which the Company at the time had disclosed to its independent auditors all the relevant facts and as to which the independent auditors had concurred--the Company expensed the entire amount paid to EntreMed in connection with those agreements, including its equity investment and the warrants, through its statement of operations (income statement) as of December 31, 2002. The Company previously accounted for the warrants acquired in the transaction using the equity method of accounting under APB 18 and has now concluded that it will account for the warrants as derivatives under SFAS No. 133. In addition, at the time of the transaction with EntreMed in December, 2002, the Company fully reserved its equity investment in the EntreMed preferred stock that it acquired in such transaction as an other than temporary impairment. This accounting treatment, for which the Company at the time had also disclosed to its independent auditors all the relevant facts, had also been concurred in by such independent auditors at the time. The Company has now concluded that it will reverse the reserve taken at that time and record its equity in the net losses of EntreMed as reported in each quarter of 2003 until such time as its equity investment is zero (Third Quarter, 2003). To reflect these accounting changes, the Company will restate its financial results for the years ended December 31, 2003 and 2002, as such will be included in its Annual Report on Form 10K for the year ended December 31, 2004. These changes have resulted in a delay of several days in the completion of the review of the Company's financial statements.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          James R. Swenson                 (908)                  673-9607
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          (Name)                        (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                |X| Yes   |_| No

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(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X| Yes   |_| No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          An explanation of the anticipated change is contained in a press release issued by the Company, dated January 27, 2005, and which is incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, dated January 27, 2005.

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                               CELGENE CORPORATION
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                  (Name of Registrant as Specified in Charter)

          Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


          Date: March 16, 2005                     By: /s/ Robert J. Hugin
                -----------------                      -------------------------
                                                       Robert J. Hugin
                                                       Senior Vice President and
                                                       Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).